LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100   Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111
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02015031

7 February 2002

BY SWIFTAIR
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

SUPPL

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company")
under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please
find enclosed an announcement released to the London Stock Exchange by the
Company.

**Please receipt stamp the enclosed copy of this letter and return it to the
undersigned in the envelope provided.**

Yours faithfully

PROCESSED

FEB 1 4 2002

THOMSON
FINANCIAL

Ann. E. Mantz
Company Secretary



cc. Mr. Brian Teitelbaum (Citibank)



A Member of The MUI Group

Laura Ashley Holdings plc: Registered in England and Wales No. 1012631; Registered Office 27 Bagleys Lane, Fulham, London SW6 2QA
F:\A0083376\Stock Exchange\File No 82-1356.Doc

7 February 2002

LAURA ASHLEY HOLDINGS plc
Directors Dealings

Laura Ashley Holdings plc ("the Company") has been advised today that Dr Khoo Kay Peng, Chairman of the Company, is deemed to have an interest in an additional 500,000 ordinary shares in the capital of the Company. The shares were acquired by Bonham Industries Limited on 6 February 2002 at 22.25p per share.

Dr Khoo Kay Peng is now deemed to have an interest in a total of 56,906,867 ordinary shares representing 9.535% of the Company's issued ordinary share capital.

For further information:

Jim Bellingham	Chief Financial Officer	020 7880 5100
Katya Reynier/	Brunswick Group	020 7404 5959
Deborah Spencer		